UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

URANIUM ROYALTY CORP.
(Name of Issuer)
COMMON STOCK, WITHOUT PAR VALUE
(Title of Class of Securities)
91702V101
(CUSIP Number)
URANIUM ENERGY CORP. 1030 West Georgia Street, Suite 1830 Vancouver, British Columbia, Canada, V6E 2Y3

April 28, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No.	91702V101
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
URANIUM ENERGY CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ] Not applicable
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
Not applicable [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,000,000 shares of common stock (the “Common Shares”)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
14,000,000 Common Shares
	10	SHARED DISPOSITIVE POWER
Nil

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,000,000 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
Not applicable [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.79%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Note:

(1)Based on 74,512,293 Common Shares of the Issuer’s common stock issued and outstanding as of April 28, 2021.

Item 1.Security and Issuer

This statement relates to the voting common stock, without a par value, of Uranium Royalty Corp., a corporation organized under the federal laws of Canada (the “Issuer”).

The Issuer maintains its principal executive office at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, Canada, V6E 2Y3.

Item 2.Identity and Background

Name:

This statement is filed by Uranium Energy Corp. (the “Reporting Person”).  All decisions with respect to securities of the Issuer (including investments decisions with respect thereto and decisions relating to the voting thereof) are made by the board of directors of the Reporting Person.

Residence or Business Address:

1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, Canada, V6E 2Y3

Present Principal Business or Occupation:

The Reporting Person’s business focus on uranium exploration and development in the United States, Canada and Paraguay.  The Reporting Person’s business activities may include the acquisition of equity, debt or other securities of publicly traded or private companies or other entities, financing in exchange for predetermined royalties or distributions and the acquisition of all or part of one or more businesses, portfolios or other assets.

Place of Organization or Citizenship:

The Reporting Person is a corporation organized under the laws of the State of Nevada.

Criminal Proceedings:

During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

Civil Proceedings:

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.Source and Amount of Funds or Other Considerations

The Reporting Person is required to file a Schedule 13D with the Securities and Exchange Commission as a result of the Issuer’s Common Shares having become registered under the Act and having commenced trading on the Nasdaq Capital Market on April 28, 2021.  As of April 28, 2021, the Reporting Person held 14,000,000 Common Shares.

Item 4.Purpose of Transaction

See Item 3 above.

The Reporting Person reserves the right to formulate other plans or make other proposals and take other actions with respect to its interest in the Issuer. Depending on market conditions and other factors, the Reporting Person may acquire or dispose of securities of the Issuer as the Reporting Person may deem appropriate, whether in open market purchases or sales, privately negotiated transactions or otherwise. The Reporting Person continues to evaluate numerous potential transactions and in connection therewith may exchange Common Shares for other assets or may sell Common Shares to increase its cash position. The Reporting Person may also reconsider and change its plans or proposals relating to the foregoing.

Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to or would result in:

(a)the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)any material change in the present capitalization or dividend policy of the Issuer;

(f)any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the United States Investment Company Act of 1940;

(g)changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)any action similar to any of those enumerated above.

Item 5.Interest in Securities of the Issuer

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by the statements herein.

(a)For the purposes of this statement, the Reporting Person is reporting herein that, as of April 28, 2021, the Reporting Person was the beneficial owner of 14,000,000 Common Shares of the Issuer’s common stock, representing approximately 18.4% of the Issuer’s issued and outstanding common stock.

(b)For the purposes of this statement, the Reporting Person is reporting herein that, as of April 28, 2021, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 14,000,000 Common Shares of the Issuer’s common stock, representing approximately 18.4% of the Issuer’s common stock.

(c)As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer’s equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(d)As of the date hereof, to the best knowledge and belief of the undersigned, except as otherwise reported herein, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e)Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2021.

URANIUM ENERGY CORP.

By: /s/ Pat Obara

Name:Pat Obara

Title:Chief Financial Officer

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